NEWS RELEASE	ELD No. 16-06
TSX: ELD NYSE: EGO	April 26, 2016

Eldorado Announces Agreement to Sell Jinfeng Mine

VANCOUVER, April 26, 2016 - Eldorado Gold Corporation (the "Company" or "Eldorado") is pleased to announce that it has reached an agreement to sell its 82 percent interest in the Company’s Jinfeng mine to a wholly-owned subsidiary of China National Gold Group (“China National Gold”) for US$300 million in cash, subject to certain closing adjustments.

"We are pleased to have reached an agreement which we believe mutually benefits both companies. China National Gold has been our minority partner at Jinfeng for over fourteen years and is the logical buyer as the operation transitions fully into the underground,” said Paul Wright, President and Chief Executive Officer of Eldorado Gold. "Since commencement of production in 2007, Jinfeng has consistently delivered solid operating results and has been a strong contributor in Eldorado’s global portfolio.”

The transaction is expected to close in the third quarter 2016 and is subject to obtaining various regulatory and other approvals and other customary closing conditions.

As previously disclosed, Eldorado has been evaluating the merits of potentially monetizing its Chinese assets. The Company continues to advance this process and has been in discussions with various parties and will update shareholders as appropriate.

BMO Capital Markets and Cutfield Freeman & Co. are acting as financial advisors and Fasken Martineau DuMoulin LLP, Herbert Smith Freehills LLP, Morrison & Foerster LLP and JunHe LLP are acting as legal counsel to Eldorado. GMP Securities L.P. is acting as financial advisor and Borden Ladner Gervais LLP is acting as legal counsel to Eldorado’s Board of Directors.

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

About China National Gold

China National Gold is the leading gold company in China and the only central state-owned enterprise in China’s gold industry under the direct supervision of State-owned Assets Supervision Administration Commission of the State Council. China National Gold’s operations are exclusively located in the core area of China's main mineralization zones including Inner Mongolia, Henan, Jiangxi and Shaanxi provinces. China National Gold also plays an integral role in the advancement of China’s gold mining technologies and capabilities as the operator of the national-level enterprise technology center and the only national-level gold research institute and design institute for the gold industry in China. China National Gold has two listed subsidiaries, China A-share listed Zhongjin Gold Company Limited (600489.SH) and China Gold International Resources Corporation Limited, which is dual-listed the on the Hong Kong Stock Exchange (2099.HK) and Toronto Stock Exchange (TSX: CGG.CN).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Company’s announcement of its Agreement to Sell Jinfeng Mine and the Chinese monetization process.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the ability to and timing of obtaining required approvals and meeting the conditions of closing the Jinfeng sale, the political and economic environment that we operate in, the future price of commodities, anticipated costs and expenses and our ability to advance the Chinese monetization process.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  required approvals not being obtained and closing of the Jinfeng sale not occurring or being delayed; political and economic environment, gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory environment and restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; risks related to advancing the Chinese monetization process; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2016.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604 687 4018 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com